EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

On April 28, 2010 foreign currency transactions for the ActivePassive International Equity Fund were erroneously processed.  The transactions caused the NAV to be understated by $0.02 from April 28 to May 3.  These transactions were reversed and resulted in a loss to the Fund of $170.74.  USBFS reimbursed this amount to the Fund.